[TORYS LLP LETTERHEAD]
Thomas H. Yeo
Direct Tel. 416.865.8125
tyeo@torys.com

June 26, 2006
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Washington, D. C.
20549

Attention:	Jim B. Rosenberg Senior Assistant Chief Accountant
Dear Sirs/Mesdames:

Re:	TLC Vision Corporation (the “Company”) Form 10-K for the Fiscal Year Ended December 31, 2005
          We act as counsel to the Company. The Company wishes to acknowledge receipt of your correspondence dated June 13, 2006 regarding the above-mentioned 10-K. The Company is working to respond to the comments made in your letter, however, given management’s recent time commitments around the Company’s annual and special meeting of shareholders held on June 22, 2006 and the need for the Company to also respond to the comments of the Ontario Securities Commission (“OSC”) raised in its letter of June 13, 2006, the Company requires additional time to respond to your letter. The Company expects to file a response by no later than July 7, 2006. The Company has also requested a similar extension of time from the OSC.
          Should you have any questions with respect to the foregoing please do not hesitate to contact the undersigned.
Yours very truly,
/s/ Thomas H. Yeo
Thomas H. Yeo
THY/rp

Cc:	James C. Wachtman, TLC Vision Corporation Steven P. Rasche, TLC Vision Corporation Brian L. Andrew, TLC Vision Corporation David A. Chaikof, Torys LLP